                                                  May 13, 1999

VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street
Washington, D.C.  20549

                              Re: ViewCast.com, Inc.; File No. 333-77923 Registration Statement on Form S-3

Ladies and Gentlemen:

         ViewCast.com, Inc. (the "Registrant") hereby amends the above referenced registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the U.S. Securities and Exchange Commission, acting pursuant to said section 8(a), may determine.

         Please direct any questions or comments regarding this submission to V. Gerard Comizio aor Matthew Dyckman of Thacher Proffitt & Wood, legal counsel to the Registrant, at 202-347-8400.

                                                  Very truly yours,

                                                  VIEWCAST.COM, INC.

                                                  By: /s/ William S. Leftwich
                                                      ------------------------
                                                          William S. Leftwich,
                                                        Chief Financial Officer

cc:  Ms. Barbara Jacobs, Securities and Exchange Commission
     Matthew Dyckman, Esq.